September 25, 2024

Kyle Floyd
Chairman and Chief Executive Officer
Vox Royalty Corp.
Suite 5300, 66 Wellington Street West
Toronto, ON tario M5K1E6, Canada

       Re: Vox Royalty Corp.
           Form 40-F for the Fiscal Year ended December 31, 2023
           Filed March 8, 2024
           File No. 001-41437
Dear Kyle Floyd:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation